Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

September 28, 2022

VIA EDGAR

Mr. Doug Jones

Mr. Stephen Kim

Ms. Lilyanna Peyser

Mr. Ryan Lichtenfels

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 27, 2022 (File No. 001-33853)

Dear Mr. Jones, Mr. Kim, Ms. Peyser, and Mr. Lichtenfels,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 5

1.

Please disclose prominently that your VIE structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Supplementally provide us with your proposed revised disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated Affiliated Chinese Entities~~ the VIEs

Trip.com Group Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its consolidated affiliated Chinese entities~~ the VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) ~~our consolidated affiliated Chinese entities~~ the VIEs with which we have maintained contractual arrangements and their PRC subsidiaries. PRC laws and regulations prohibit foreign investment in internet and other-related businesses. Accordingly, we operate these businesses in China through ~~our consolidated affiliated Chinese entities~~ the VIEs, and rely on contractual arrangements among our PRC subsidiaries, ~~our consolidated affiliated Chinese entities~~ the VIEs, and their shareholders to ~~control~~ direct the business operations of ~~our consolidated affiliated Chinese entities~~ the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China. Net revenues contributed by ~~our consolidated affiliated Chinese entities~~ the VIEs accounted for ~~27%,~~ 36%, ~~and~~ 30%, and     % of our total net revenues for the year ended December 31, ~~2019,~~ 2020, ~~and~~ 2021, and 2022, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to Trip.com Group Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also referring to ~~our consolidated affiliated Chinese entities~~ the VIEs in China, primarily including Shanghai Ctrip Commerce Co., Ltd., Shanghai Huacheng Southwest International Travel Agency Co., Ltd., Chengdu Ctrip Travel Agency Co., Ltd., and Beijing Qu Na Information Technology Co., Ltd. Investors in our ADSs are not purchasing any equity interest in ~~our consolidated affiliated Chinese entities~~ the VIEs in China but instead are purchasing the equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, ~~our consolidated affiliated Chinese entities~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we ~~have effective control over and are~~ (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, Trip.com Group Limited has a controlling financial interest and is considered the primary beneficiary of these companies, and ~~we have~~ Trip.com Group Limited thus has consolidated the financial results of these companies in ~~our~~ its consolidated financial statements under U.S. GAAP. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with ~~Consolidated Affiliated Chinese Entities~~ the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our consolidated affiliated Chinese entities~~ the VIEs and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If ~~our consolidated affiliated Chinese entities~~ the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The principal shareholders of ~~our consolidated affiliated Chinese entities~~ the VIEs have potential conflict of interest with us, which may adversely affect our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Our corporate structure is subject to risks associated with our contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and our investors may never directly hold equity interests in ~~our consolidated affiliated Chinese entities~~ the VIEs. If the PRC government deems that our contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries, and ~~our consolidated affiliated Chinese entities~~ the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and, consequently, significantly affect the financial performance of ~~our consolidated affiliated Chinese entities~~ the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

2.

Your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China should make clear that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. This disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Finally, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021; whether and how the Holding Foreign Companies Accountable Act, Accelerating HFCAA, if enacted, and related regulations do and will affect your company; that trading in your securities may be prohibited under the HFCAA and Accelerating HFCAA, if enacted, if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 6:

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, ~~we face risks associated with~~ regulatory approvals on overseas offerings and listings, by and foreign investment in China-based issuers, the use of ~~our consolidated affiliated Chinese entities~~ the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we are required to complete filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We face risks and uncertainties associated with not only these statements and regulatory actions, ~~as well as~~ but also the inability of the Public Company Accounting Oversight Board, or the PCAOB, to inspect registered public accounting firms headquartered in mainland China (including our independent auditor) ~~lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB~~, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

. . . .

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined to be unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate registered public accounting firms headquartered in mainland China (including our independent auditor), or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The related risks and uncertainties discussed herein could cause the value of our shares and the ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

3.

Please revise Item 3, including the risk factors, to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your common stock. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, in addition to the proposed revised disclosure under Item 3 as submitted in response to comment No. 2 above, the Company respectfully proposes to further revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 47:

Our ADSs will be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or the~~ HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined ~~it is~~ to be unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. ~~The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate registered public accounting firms headquartered in mainland China (including our independent auditor), or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties discussed herein could cause the value of our shares and the ADSs to significantly decline.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Whether the PCAOB will be able to conduct inspections of registered public accounting firms headquartered in mainland China (including our independent auditor) ~~our auditor~~ before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Although our ordinary shares have been listed on the Hong Kong Stock Exchange since April 2021 and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, i~~I~~f our shares and ADSs are prohibited from trading in the United States~~, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States~~. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.

4.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 1:

•

“we,” “us,” “our company” or “Trip.com Group” refers to Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~its consolidated affiliated Chinese entities~~ the VIEs, unless otherwise indicated herein. We consolidate the financial results of Qunar starting from December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, and other operational data, where applicable, as well as in describing our marketing, branding, and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar. The VIEs are PRC companies conducting operations in China, primarily including (i) Shanghai Ctrip Commerce Co., Ltd., which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, (iii) Chengdu Ctrip Travel Agency Co., Ltd., which holds a domestic travel agency operation license and mainly provides air-ticketing services, and (iv) Beijing Qu Na Information Technology Co., Ltd., which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of Qunar. Trip.com Group Limited does not conduct operations of its own. The financial results of the VIEs have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Trip.com Group Limited does not have any equity ownership in the VIEs;

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We also conduct part of our business in China primarily through the following significant ~~consolidated affiliated Chinese entities~~ VIEs and certain of their subsidiaries:

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds a value-added telecommunications business license and mainly provides online advertising services;

•	Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds a domestic travel agency operation license and mainly provides air-ticketing services;

•

Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services; and

•

Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing, which holds the licenses, approvals and key assets such as mobile application and website that are essential to the business operations of Qunar.

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and to make necessary revisions in future filings of its annual report on Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

5.

We note your carve-out of Hong Kong and Macau in your definition of “China” and the “PRC”. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Revise to clarify which of your entities are domiciled in or have operations in Hong Kong and/or Macau, and discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

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An investment in our ADSs or ordinary shares involves significant risks. The operational and legal risks as well as the potential consequences associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong and Macao. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

The Company further advises the Staff that it has several insignificant subsidiaries domiciled in Hong Kong or Macao, which currently do not have any substantive operations. In light of this, the Company believes that it has disclosed its exposure to, risks and consequences of, laws and regulations of those jurisdictions in the 2021 Form 20-F to the extent relevant and material, for example, on pages 59, 60, 61, and 63 of the 2021 Form 20-F. The Company further undertakes to discuss the applicable laws and regulations in Hong Kong and/or Macao, as applicable, as well as the related risks and consequences, to the extent relevant and material.

6.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 7:

Cash and Asset Flows Through Our Organization

. . .

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to ~~our consolidated affiliated Chinese entities~~ the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Trip.com Group Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs. Additionally, under the PRC laws and regulations, our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our consolidated affiliated Chinese entities~~ the VIEs in which we have no legal ownership. As of December 31, ~~2019,~~ 2020, ~~and~~ 2021, and 2022, the total amount of such restriction to which our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs are subject was ~~RMB6.8 billion,~~ RMB7.8 billion, ~~and~~ RMB6.5 billion ~~(US$1.0 billion)~~ and RMB    billion (US$ billion), respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government control on currency conversion. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while ~~our consolidated affiliated Chinese entities~~ the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

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Risks Relating to Doing Business in China

. . .

•

The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Item 3.D. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

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Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended, or the Forex Regulations. Under the Forex Regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of the SAFE is obtained. Although the PRC regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including our ADS holders. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

7.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

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Cash and Asset Flows Through Our Organization

. . .

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to ~~our consolidated affiliated Chinese entities~~ the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Trip.com Group Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs. Additionally, under the PRC laws and regulations, our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our consolidated affiliated Chinese entities~~ the VIEs in which we have no legal ownership. As of December 31, ~~2019,~~ 2020, ~~and~~ 2021, and 2022, the total amount of such restriction to which our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs are subject was ~~RMB6.8 billion,~~ RMB7.8 billion, ~~and~~ RMB6.5 billion ~~(US$1.0 billion)~~ and RMB    billion (US$ billion), respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of the PRC are subject to PRC government control on currency conversion. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while ~~our consolidated affiliated Chinese entities~~ the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Our company has established a centralized cash management policy to direct how funds are transferred between Trip.com Group Limited, our subsidiaries, and the VIEs to improve the efficiency and ensure the security of cash management, and cash is centrally managed by the treasury. Funds are transferred among Trip.com Group Limited, our subsidiaries, and the VIEs through our cash pooling structure, intercompany loans, and deposits or entrusted loans, depending on the circumstances and taking the regulatory and taxation requirements into consideration.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency, and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications, and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars. For more details, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

8.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. The diagram should not use solid lines to denote relationships with the VIE; instead, with respect to relationships with the VIE, it should use dashed lines without arrows. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Supplementally provide us with your proposed revised disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

In response to the Staff’s comment, the Company undertakes to replace the diagram of the Company’s corporate structure disclosed on pages 87 and 88 of the 2021 Form 20-F in “Item 4.C. Information of the Company—Organizational Structure” with the diagram set forth in Appendix A attached hereto, which includes the footnotes identifying the person or entity that owns the equity in each depicted entity therein, and also replicate such diagram after the first paragraph of “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the VIEs” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

In addition, the Company respectfully proposes to further revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated Affiliated Chinese Entities~~ the VIEs

. . .

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our consolidated affiliated Chinese entities~~ the VIEs and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If ~~our consolidated affiliated Chinese entities~~ the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The principal shareholders of ~~our consolidated affiliated Chinese entities~~ the VIEs have potential conflict of interest with us, which may adversely affect our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Our corporate structure is subject to risks associated with our contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and our investors may never directly hold equity interests in ~~our consolidated affiliated Chinese entities~~ the VIEs. If the PRC government deems that our contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries, and ~~our consolidated affiliated Chinese entities~~ the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and, consequently, significantly affect the financial performance of ~~our consolidated affiliated Chinese entities~~ the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to ~~consolidated affiliated Chinese entity~~ VIE structures will be adopted or if adopted, what they would provide. If we or any of ~~our consolidated affiliated Chinese entities~~ the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

9.

We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, throughout your filing please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

Our Holding Company Structure and Contractual Arrangements with Our Consolidated Affiliated Chinese Entities the VIEs

Trip.com Group Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its consolidated affiliated Chinese entities~~ the VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) ~~our consolidated affiliated Chinese entities~~ the VIEs with which we have maintained contractual arrangements and their PRC subsidiaries. PRC laws and regulations prohibit foreign investment in internet and other-related businesses. Accordingly, we operate these businesses in China through ~~our consolidated affiliated Chinese entities~~ the VIEs, and rely on contractual arrangements among our PRC subsidiaries, ~~our consolidated affiliated Chinese entities~~ the VIEs, and their shareholders to control the business operations of ~~our consolidated affiliated Chinese entities~~ the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the mainland China. Net revenues contributed by ~~our consolidated affiliated Chinese entities~~ the VIEs accounted for ~~27%,~~ 36%, ~~and~~ 30%, and    % of our total net revenues for the year ended December 31, ~~2019,~~ 2020, ~~and~~ 2021, and 2022, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to Trip.com Group Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also referring to ~~our consolidated affiliated Chinese entities~~ the VIEs in China, primarily including Shanghai Ctrip Commerce Co., Ltd., Shanghai Huacheng Southwest International Travel Agency Co., Ltd., Chengdu Ctrip Travel Agency Co., Ltd., and Beijing Qu Na Information Technology Co., Ltd. Investors in our ADSs are not purchasing any equity interest in ~~our consolidated affiliated Chinese entities~~ the VIEs in China but instead are purchasing the equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, ~~our consolidated affiliated Chinese entities~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we ~~have effective control over and are~~ (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, Trip.com Group Limited has a controlling financial interest and is considered the primary beneficiary of these companies, and ~~we have~~ Trip.com Group Limited thus has consolidated the financial results of these companies in ~~our~~ its consolidated financial statements under U.S. GAAP. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with ~~Consolidated Affiliated Chinese Entities~~ the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our consolidated affiliated Chinese entities~~ the VIEs and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If ~~our consolidated affiliated Chinese entities~~ the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The principal shareholders of ~~our consolidated affiliated Chinese entities~~ the VIEs have potential conflict of interest with us, which may adversely affect our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

The Company further undertakes to thoroughly review and revise the disclosure in future filings of its annual report on Form 20-F to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs, limit references to control or benefits that accrue to the Company because of the VIEs to a clear description of the conditions that the Company has satisfied for consolidation of the VIEs under U.S. GAAP, and clarify that the Company is the primary beneficiary of the VIEs for accounting purposes.

10.

In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, each summary risk factor should have a cross-reference to the relevant individual detailed risk factor. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 18:

Risks Relating to Our Business and Industry

•

Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

•

Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively.”

•

We have sustained losses in the past and may experience earnings declines or net losses in the future. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We have sustained losses in the past and may experience earnings declines or net losses in the future.”

•

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

•

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.”

•

If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

•

Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition.”

•

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry— Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

•

We have incurred net current liabilities and net operating cash outflow in the past, and may not be able to achieve or maintain net assets or net operating cash inflow in the future. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We have incurred net current liabilities and net operating cash outflow in the past, and may not be able to achieve or maintain net assets or net operating cash inflow in the future.”

•

We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.”

•

If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Risks Relating to Our Corporate Structure

•

PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

•

If ~~our consolidated affiliated Chinese entities~~ the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—If the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.”

•

The principal shareholders ~~of our consolidated affiliated Chinese entities~~ the VIEs have potential conflict of interest with us, which may adversely affect our business. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure— The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.”

•

Our business may be significantly affected by the PRC Foreign Investment Law. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure— Our business may be significantly affected by the PRC Foreign Investment Law.”

Risks Relating to Doing Business in China

•

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.”

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

•

The PCAOB is currently unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor) ~~our auditor in relation to their audit work performed for our financial statements and the~~. The inability of the PCAOB to ~~conduct inspections over~~ inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) ~~our auditor~~ deprives our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) deprives our investors with the benefits of such inspections.”

•

Our ADSs will be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or~~ the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

•

The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

•

The funds in our PRC subsidiaries or the VIEs may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Risk Factors—Risks Relating to Doing Business in China— Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

•

Uncertainties with respect to the PRC legal system could adversely affect us. Since the PRC legal system is still evolving, certain laws and regulations in China may evolve quickly with little advance notice, and the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may involve uncertainties. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

General Risks Relating to Our Ordinary Shares and ADSs

•

The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors. For more details, see “Risk Factors—General Risks Relating to Ordinary Shares and ADSs—The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors.”

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. For more details, see “Risk Factors—General Risks Relating to Ordinary Shares and ADSs—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

•

Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline. For more details, see “Risk Factors—General Risks Relating to Ordinary Shares and ADSs—Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline.”

•

Provisions of our convertible notes could discourage an acquisition of us by a third party. For more details, see “Risk Factors— General Risks Relating to Ordinary Shares and ADSs—Provisions of our convertible notes could discourage an acquisition of us by a third party.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

11.

Please remove the materiality qualifier in regards to the permissions and approvals that you are required to receive (see, for example, page 7). Revise this section and elsewhere in the filing as appropriate to discuss required permissions and approvals, as opposed to “licenses and permits.” Revise your disclosure to address whether you are required to obtain permissions or approvals from the CSRC or CAC to operate your business or list your securities. Also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Disclose whether or not you relied on the opinion of counsel in determining whether you have received all required permissions and approvals; if you did not, disclose why and on what basis you made the determination that you have or have not received all required permissions and approvals. Expand this section to address required approvals in Hong Kong and/or Macau. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

Permissions and Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs have obtained the requisite ~~licenses and permits~~ permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, ~~that are material for their business operations in China,~~ including, among others, value added telecommunications operating license and travel agency operation license, except as disclosed in “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional ~~licenses, permits, registrations, filings, or~~ approvals and permissions for our business operations in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Furthermore, in connection with our business operations and historical issuance of securities to foreign investors, as advised by Commerce & Finance Law Offices, our PRC legal counsel, under currently effective PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and ~~our consolidated affiliated Chinese entities~~ the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, for our historical issuance of securities to foreign investors, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, for our historical issuance of securities to foreign investors, and (iii) ~~have not received or were not denied such requisite permissions by any PRC authority~~ if we, our subsidiaries, or the VIEs are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, none of our company, our subsidiaries, or the VIEs has been identified as a CIIO by any government authorities, nor have been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.” However, Commerce & Finance Law Offices, our PRC legal counsel, has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC government authorities, including the CSRC and the CAC, would reach the same conclusion as that of our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 35:

The PRC government regulates the air-ticketing, travel agency, internet industries, and certain other industries we operate in. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

. . .

Furthermore, we provide online consumer finance services incidental to our core businesses. Due to the relatively short history of China’s online consumer finance industry, the PRC government is still in the process of establishing a comprehensive regulatory framework governing this industry. The relevant rules and regulations governing this industry are general in nature and yet to be further interpreted or supplemented. As a result, we cannot assure you that we will be able to obtain all ~~licenses and permits~~ permissions and approvals necessary for providing our online consumer finance services. In addition, we may have to make significant changes to our operations from time to time in order to comply with changing laws, regulations, and policies governing the online and travel industries in general and many aspects of our business in particular, which may increase our cost of operation or limit our options of service offering, which in turn may adversely affect our results of operations.

Page 54:

We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.

. . .

In addition, the PRC government and regulatory authorities have adopted regulations governing content contained within videos, live streaming, and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory on the internet. Any failure to comply with these regulations may subject us to liability. We conduct content reviews regularly to ensure that the live streaming content on our platform ~~comply~~ complies with relevant laws and regulations, but we cannot assure you that our review process will always guarantee zero violation of the content related laws and regulations. Reports or publicity of content on our platform that ~~are~~ is fraudulent, obscene, superstitious, or otherwise inappropriate may result in negative publicity, harm to our brand, or a regulatory response that might have a material and adverse impact on our business. Also, we were subject to certain administrative penalties of insignificant amounts for not being fully or strictly compliant with certain permission and approval requirements relating to our business of providing ancillary services for transportation ticketing, which represents a nominal portion of our transportation ticketing revenues.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

The interpretation and application of existing PRC laws, regulations and policies and upcoming new laws, regulations or policies relating to the internet industry have created substantial uncertainties in the compliance of our business operations. We regularly communicate with the competent government authorities to endeavor to stay compliant with applicable laws and regulations. However, we cannot assure you that we will be able to timely obtain or maintain all the required permissions or approvals or make all the necessary filings in the future. If we fail to obtain or maintain all the necessary ~~proper~~ approvals~~, licenses, or permits~~ and permissions or make any necessary filings required by applicable laws and regulations in a timely manner, or at all, the competent government authorities have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any regulation or policy that limits or imposes restriction on our business operations may materially and adversely affect our business, financial condition, and results of operations. ~~Any of these actions by the PRC government may have a material and adverse effect on our results of operations.~~

12.

Revise the second risk factor on page 46 to acknowledge the risk, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page 46:

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and ordinary shares. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our shares and the ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Liquidity, page 104

13.

The disclosure in regard to net cash provided by/used in operating activities appears to repeat information already provided in the statement of cash flows of how operating cash flow was derived for a period. Please provide a quantitative and qualitative analysis of the change in operating cash flows between periods, including the material reason(s) underlying the change. Please note that merely citing changes in results, working capital items and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F, in particular instruction 9 to instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

The Company respectfully advises the Staff that it will add quantitative and qualitative analysis of the change in operating cash flows between periods in future filings of its annual report on Form 20-F. For instance, it will include the following analysis of specific factors that caused the change in operating cash flows between 2021 and 2020:

Net cash provided by operating activities in 2021 was RMB2.5 billion compared to net cash used in operating activities of RMB3.8 billion in 2020. In 2020, impacts from the COVID-19 pandemic resulted in a significant use of cash to fund working capital changes and operating losses, while the net operating cash inflow in 2021 benefited from additional cash released from working capital. The changes in working capital in 2021, as compared to 2020, is primarily due to a significant increase in accounts payable, partially offset by an increase in accounts receivable across all businesses, both resulting from the increase in reservation volume due to the recovery of market demand during 2021. The benefit of the decrease in net loss was partially offset by a decrease in non-cash items of RMB3.4 billion, which was primarily due to increases in equity in income from affiliates, gain on disposal of equity method investments, and loss from impairment of long-term investment.

~~Net cash provided by operating activities amounted to RMB2.5 billion (US$388 million) in 2021, which was primarily attributable to (i) our net loss of RMB645 million (US$101 million), (ii) an add-back of RMB3.4 billion (US$535 million) in non-cash expense or loss items relating to share-based compensation expenses, depreciation and amortization expenses, loss from changes in fair value for equity securities investment and exchangeable senior notes, and allowance for credit losses, and (iii) an increase in accounts payables of RMB1.5 billion (US$237 million). The foregoing were partially offset by (i) an increase in prepayments and other current assets of RMB560 million (US$88 million), (ii) an increase in accounts receivable of RMB468 million (US$73 million), (iii) a decrease in other payables and accruals of RMB463 million (US$73 million), and (iv) deferred income tax benefits of RMB337 million (US$53 million).~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

~~Net cash used in operating activities amounted to RMB3.8 billion in 2020, which was primarily attributable to (i) our net loss of RMB3.3 billion in 2020, (ii) a decrease in accounts payable of RMB7.8 billion in 2020, mainly due to a decrease in new bookings of hotel, transportation ticketing, and packaged-tour services during the COVID-19 pandemic, which were exceeded by settlement, (iii) a decrease in advances from customers of RMB4.1 billion, mainly due to a decrease in demand for packaged tours, transportation ticketing, and accommodation services, (iv) a decrease in salary and welfare payable of RMB1.3 billion, mainly due to a decrease in personnel related expenses, (v) a decrease in other payables and accruals of RMB1.3 billion, mainly due to a decrease in accrued operating related expenses, and (vi) the gain on deconsolidation of subsidiaries of RMB1.1 billion. The foregoing were partially offset by (i) an add-back of RMB4.1 billion in non-cash expense or loss items, mainly relating to share-based compensation expenses, depreciation and amortization expenses, allowance for credit losses, and amortization of ROU assets; (ii) a decrease in prepayments and other current assets of RMB3.8 billion, mainly due to a decrease in prepayment for packaged tours and accommodation services; (iii) a decrease in accounts receivable of RMB3.2 billion, mainly due to a decrease of corporate travel management services and credit card payments from our individual users for transportation ticket booking; (iv) the equity in loss of affiliates of RMB1.7 billion mainly in MakeMyTrip; (v) the impairments of long-term investment of RMB905 million; (vi) a decrease in due from related parties of RMB821 million. Our operating cash flow results in 2020 were adversely impacted as a result of the COVID-19 pandemic.~~

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Revenue Recognition

Accommodation reservation services, page F-23

14.

You disclose here you have no obligation for cancelled hotel reservations and commissions from hotel reservation services rendered are recognized when the reservation becomes noncancellable. Please clarify for us and in your disclosure the circumstances in which reservations may be cancelled if revenue cannot be recognized until the reservation is noncancellable. Clarify when reservations are considered to be noncancellable.

The Company respectfully advises the Staff that hotel reservations through the Company’s platform generally provide the users a pre-stated cancelation period (e.g., a 7-day period since the reservation is placed). During the cancelation period, the users are allowed to cancel reservations and receive the refund. The Company is not entitled to commissions for the reservations canceled during the cancelation period. The reservations become noncancelable when the cancelation period expires, at which time the Company would have completed its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period) and thereby earned a commission for its services. After the expiration of the cancelation period, users are no longer entitled to any refund for the reservations canceled thereafter.

The Company further clarifies that the Company has no obligation for canceled reservations. The Company generally does not assume inventory risk and bears no risk of loss for canceled reservations (i.e. no obligation for any payment to the hotels for the canceled reservations). In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Page F-23:

Accommodation reservation services

The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancel~~l~~able (when the cancelation period provided by the reservation expires) which is the point ~~considered when~~at which the Company ~~completes~~has fulfilled its performance obligation ~~in accommodation reservation services which include~~(successfully booking a reservation ~~and various~~, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and ~~has no obligations~~ does not assume inventory risk for cancel~~l~~ed hotel reservations. The amounts of accommodation reservation service~~s~~ revenues recognized ~~at~~ on a gross basis were immaterial during the years ended December 31, ~~2019,~~ 2020, ~~and~~ 2021~~,~~ and 2022, respectively.

Transportation ticketing services, page F-23

15.

You disclose here you have no obligation for cancelled airline ticket reservations and losses due to obligations for cancelled ticket reservations are minimal. Please clarify for us and in your disclosure the circumstances in which you would recognize a loss for cancelled reservations when you have no obligation for such. Clarify when you consider reservations to be noncancellable.

The Company advises the Staff that, depending on the cancelation policies of airline companies, the users are generally allowed to cancel reservations after tickets are issued. The Company is not entitled to a commission fee for canceled reservations. Losses due to the canceled reservations are limited to the costs and expenses of the Company’s customer service team which processes the cancelation requests (an administrative process with minimal related cost). The historical ticket cancelation rate has been very low with the great majority of users opting to alter reservations instead of canceling. These circumstances have resulted in immaterial costs recognized in connection with canceled bookings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

The Company further clarifies that similar to hotel reservation services, the Company has no obligation for canceled ticket reservations. The Company presents its revenue from reservation services on a net basis since, among other factors, the Company acts as an agent and does not assume inventory risk for canceled airline ticket reservations (i.e. no obligation for any payment to airline companies for the canceled tickets). In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page F-23:

Transportation ticketing services

Transportation ticketing service~~s~~ revenues mainly represent revenues from ticket~~s~~ reservations and other related services. The Company receives commissions from travel suppliers for ticketing services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized ~~after~~ when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a commission fee for canceled reservations. Losses incurred from canceled reservations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not control the service provided by the travel supplier to the traveler and ~~has no obligations~~ does not assume inventory risk for cancel~~l~~ed airline ticket reservations. ~~Loss due to obligations for cancelled ticket reservations is minimal in the past~~. The amounts of transportation ticketing service~~s~~ revenues recognized ~~at~~ on a gross basis were immaterial during the years ended December 31, ~~2019,~~ 2020, ~~and~~ 2021~~,~~ and 2022, respectively.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

16.

You disclose you received a “significant” volume of requests for order cancellations and refunds in fiscal 2020 connected with the COVID-19 pandemic but that the amount of the associated reversal of commission revenue was not material. Please tell us the amount of revenue that was reversed. Also, tell us why revenue was reversed if revenue is only recognized when the reservation is noncancellable.

The Company respectfully advises the Staff that, as a result of the unprecedented outbreak of COVID-19 in early 2020, the Company received a significant volume of cancelation requests in 2020 relating to ticketing services rendered in 2019. As the Company is not entitled to revenue upon cancelation, RMB132 million in commission revenue recognized in 2019 was reversed in 2020. This amount is immaterial to the Company’s consolidated revenue and net income/loss for both 2019 and 2020.

The Company also respectfully advises the Staff that, as revenue is generally recognized on a net basis as commissions are earned, a high volume (relative to historical norms) of transactions does not necessarily result in a material amount of commission revenue.

The Company further advises the Staff that as it has disclosed and responded above, given the immaterial impact of post-booking cancelations discussed herein, commission revenue from ticketing services is recognized when tickets are issued (when the related performance obligation has been completed).

Allowance for expected credit losses, page F-24

17.

You disclose for fiscal 2020 you facilitated and processed a significant volume of reservation cancellation requests from end users due to the COVID-19 pandemic, causing a significant increase of the accounts receivables due from the customers (i.e. the travel suppliers) due to the fact that you paid the refunds to the end users on behalf of your customers for which you expected to be reimbursed by your customers. Please explain to us why you paid the refunds to end users when you disclose you have no obligation for cancelled reservations.

The Company respectfully advises the Staff that the Company has no contractual obligation to pay any refund to users before receiving the refund from its customers for canceled reservations. However, during the COVID-19 outbreak period in the first quarter of 2020, the Company decided to volunteer to provide refunds (before reimbursement from its customers) to users on behalf of its customers for the purpose of enhancing user experience during the unprecedented difficult period of time. As mentioned earlier, the Company advises the Staff that it is entitled to collect refunds in full from its customers for each canceled reservation. The Company advises the Staff that the refund arrangement described earlier (that was applied for substantially all cancelation requests) was only provided during the time period referenced above. Such an arrangement was unprecedented and is not reasonably expected to repeat in the future.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Packaged tours, page F-24

18.

You disclose the majority of your packaged-tour products and services revenues are recognized on a net basis during the years ended December 31, 2019, 2020 and 2021. Please tell us and disclose as appropriate the percentage of revenue represented by “majority.”

The Company respectfully advises the Staff that the percentage of packaged-tour products and services revenues recognized on a net basis was 88%, 90%, and 98% for the years ended December 31, 2019, 2020, and 2021, respectively.

In response to the Staff’s comment and considering the proportion of packaged tours revenues recognized on a net basis in 2020 and 2021 as well as the expected trend onwards, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page F-24:

Packaged tours

The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for cancel~~l~~ed packaged-tour products reservations. ~~The Company presents majority~~ Over 90% of ~~it’s~~ the Company’s packaged-tour products and services revenues were recognized on a net basis during the years ended December 31, ~~2019,~~ 2020, ~~and~~ 2021~~,~~ and 2022, respectively.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

Cost of revenues, page F-25

19.

You disclose cost of revenues includes the direct cost of expenses incurred by your transaction and service platform which are directly attributable to the rendering of your travel related services. You disclose in “Product development” these expenses include expenses to maintain, monitor and manage your transaction and service platform. Please clarify for us and in your disclosure which platform costs are recorded as cost of revenues and product development and how you distinguish the proper classification of the expenses.

The Company respectfully advises the Staff that the expenses incurred by the Company which are directly attributable to the Company’s user orders and the rendering of travel-related services through the Company’s transaction and service platform are recorded in “cost of revenues.” There were no platform-related expenses recorded as “cost of revenues” since the expenses incurred for the development and management of the platform are not considered directly attributable to the rendering of service.

The Company further advises the Staff that the expenses incurred to develop, maintain, monitor, and manage the Company’s network and platform (e.g., payroll compensation of product development personnel and the consulting expenses relating to product development) are reported as “product development” expenses as these expenses are primarily incurred to develop the functionalities of the platform or travel supplier network of the Company to enhance the user experience and they are not attributable to user orders and travel-related services rendering from which the Company earns the revenue.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page F-25:

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fees, payments to travel suppliers, telecommunication expenses, direct costs of principal travel tour services, depreciation, rentals, direct costs of financial service and related expenses incurred by the ~~Company’s transaction and service platform~~ Company which are directly attributable to the Company’s user orders and the rendering of ~~the Company’s~~ travel related services and other businesses.

Product development

Product development expenses primarily include payroll compensation of product development personnel, consulting expenses and other expenses incurred by the Company that are directly attributable to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s transaction and service platform. The Company recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively, which are not material. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 28, 2022

General

20.

Please amend throughout your filing to refer to the variable interest entities as “VIEs” rather than “consolidated affiliated Chinese entities.” You currently refer to them by both terms, which may be confusing to investors. Supplementally provide us with your proposed revised disclosure.

In response to the Staff’s comment, the Company respectfully amends throughout this letter to refer to the variable interest entities as “VIEs” rather than “consolidated affiliated Chinese entities.” The Company further undertakes to amend accordingly and make necessary revisions in its future Form 20-F filings. As an example, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

“variable interest ~~consolidated affiliated Chinese~~ entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Our company is considered the primary beneficiary of the VIEs~~controls~~, and thereby consolidates~~,~~ each of these entities under U.S. GAAP ~~through these contractual arrangements~~ for accounting purpose;

*                *                 *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 3406-4880 ext. 122202 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com, or Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP

Vivian Fan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Appendix A

Proposed Revised Organizational Structure

Trip.com Group Limited
(a Cayman Islands Company)
100%
C-Travel International Limited
(a Cayman Islands company)
100%
Ctrip.com (Hong Kong) Limited
(a Hong Kong company)
43%(1)
Qunar Cayman Islands Limited
(a Cayman Islands company)
100%
Skyscanner Holdings Limited
(a UK company)
Offshore
Onshore PRC
100%(2)
Wancheng (Shanghai) Travel Service Co., Ltd.
100%(3)
Ctrip Travel Information Technology (Shanghai) Co., Ltd.
100%(3)
Ctrip Travel Network Technology (Shanghai) Co., Ltd.
100%(3)
Ctrip Computer Technology (Shanghai) Co., Ltd.
100%(4)
Beijing Qunar Software Technology Co., Ltd.
100%
Shanghai Ctrip International Travel Agency Co., Ltd.
Chengdu Ctrip Travel Agency Co., Ltd.(5)
Shanghai Ctrip Commerce Co., Ltd.(6)
100%
Chengdu Ctrip Information Technology Co., Ltd.
Beijing Qu Na Information Technology Co., Ltd.(7)
100%
Chengdu Ctrip International Travel Agency Co., Ltd.
100%
Shanghai Huacheng Southwest International Travel Agency Co., Ltd.
100%
Shanghai Hecheng International Travel Agency Co., Ltd.
Represents the entities in the Company's offshore structure.
Represents the Company's wholly owned PRC domestic subsidiaries.
Represents the Company's significant variable interest entities.
Represents the wholly owned subsidiary of one of the Company's significant variable interest entities.
Equity interest
Contractual arrangements

Notes:

(1)	For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4. Information on the Company — A. History and Development of the Company.”
(2)	Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited.
(3)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.
(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.
(5)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.
(6)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.
(7)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.